June 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:	ShiftPixy, Inc.
Registration Statement on Form S-1, as amended
File No. 333-272133

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 22, 2023, in which we, as the Sole Book-Running Manager of the proposed offering of ShiftPixy, Inc. (the “Company”), joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for 4:30 p.m., Eastern Time, on Thursday, June 22, 2023. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Titan Partners Group, a division of American Capital Partners, LLC

By:	/s/ Sanjay Allahdad
Name: Sanjay Allahdad Title: Vice President, Investment Banking